                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                 (Rule 13d-1)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULE 13D-1 (A) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13D-2(A)

                               RMS TITANIC, INC.
                               -----------------
                                (Issuer's Name)

                                  COMMON STOCK
                                $.0001 PAR VALUE
                                ----------------
                         (Title of Class of Securities)

                                   0007496121
                                   ----------
                                 (CUSIP Number)

                                   JOE MARSH
                               605 SOUTHSIDE DR.
                               AKRON, OHIO  44317
                            Tel No.: (330) 645-0181
                                    Copy to
                            MICHAEL T. CRONIN, ESQ.
                              911 CHESTNUT STREET
                              CLEARWATER, FL 34617
                            Tel. No. (727) 461-1818
                                 --------------

                (Name, Address, and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                               NOVEMBER 16, 1999
            (Date of Event Which Requires Filing of this Statement)

                                  ------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1/       The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, See the Notes).

CUSIP NO. 0007486121                   13D      PAGE          OF         PAGES
         ---------------------                       --------    --------

  (1)     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Joe Marsh
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ x ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          cash and promissory notes
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    1,710,979
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     30,000
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   1,710,979
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,740,979
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ x ]
                 Shares reported by TAG Acquisition, LLC
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          10.75%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.                              13D      PAGE          OF         PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arnie Geller
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          Not Applicable
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    1,450,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     1,052,007
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   1,450,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,502,007
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.46%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.                              13D      PAGE          OF         PAGES

         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          G. Michael Harris and Amy Harris, TBIE
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ x ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          Not Applicable
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    125,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   125,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          125,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ X ]
          Shares reported by TAG Acquisition, LLC
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          .7%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  0007496121                  13D      PAGE          OF         PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John A. Joslyn
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          Not applicable
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    101,899
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     15,250
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   101,899
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               15,250
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          117,149
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          .7%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 0007496121                   13D      PAGE          OF         PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Jon Thompson
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
             Not Applicable
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    40,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     1,963,321
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   40,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,003,321
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               12.4%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
               IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 0007496121                   13D      PAGE          OF         PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          David Lucas
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          Cash
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    590,850
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   590,850
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          590,850
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.6%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.                              13D      PAGE          OF         PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Steven P. Sybesma
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
           Cash
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                     900,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                      -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                    900,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           900,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.6%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
           IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.                              13D      PAGE          OF         PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          TAG ACQUISITION, LLC
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          From Joe Marsh and Steven Sybesma--See Items 3, 4 and 5
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          USA--Delaware
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     1,634,384
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   1,634,384
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,634,384
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          10.09%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          OO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.                              13D      PAGE          OF         PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Stanley Thomas
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          N/A
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                         0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                          157,324
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                        0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                    157,324
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 157,324
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 .9%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

                 IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

         ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D filed on November 26, 1999, relates to the common stock $.0001 par value per share (the "Common Stock"), of RMS Titanic, Inc., a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 17 Battery Place, Suite 203, New York, New York 10004.

         ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed on behalf of the following persons who are collectively referred to as the "Reporting Persons".

         Arnie Geller is a self-employed corporate consultant. From May 1993 to May 1995, Mr. Geller served as President and director of the Issuer. The principal business and office of Geller are located at 285 Buckhead Avenue, Atlanta, Georgia 30305. Mr. Geller is a citizen of the Untied States.

         G. Michael Harris is the President and a promoter of entertainment events at Worldwide Licensing and Merchandising, Inc. This entity is involved in the presentation of exhibits having Titanic themes with affiliates of SFX Entertainment, Inc. The principal business and office of Mr. Harris are located at 16 Winston Drive, Belleair, Florida 33756. Mr. Harris is a citizen of the United States. Mr. Harris is also the owner of record and manager of TAG Acquisition, LLC. ("TAG"). Mr. Harris is a citizen of the United States.

         John A. Joslyn's principal business is the production of programs for television and he is the sole officer, sole director and a sole shareholder of Westgate Entertainment Corp. ("Westgate"). The principal business and office of Westgate and Mr. Joslyn are located at 101531/2 Riverside Drive, Burbank, California 91602. Mr. Joslyn is a citizen of the United States.

         Jon Thompson is the owner of Columbine Holdings, a private entity with interests in the Portland Arena Football, LLC and other real estate holdings. His principal place of business is 7811 Germantown, Tennessee, 38138. Mr. Thompson is a citizen of the United States.

         P. David Lucas is CEO of Sunshine Concerts, LLC, a producer and promoter of concerts. This entity is affiliated with SFX Entertainment, Inc. His principal address is 8135 Penn Place, Indianapolis, IN 46250. Mr. Lucas is a citizen of the United States.

         Steven P. Sybesma is the Chief Operating Officer of Sunshine Concerts LLC. This entity is affiliated with SFX Entertainment, Inc. His principal address is 9658 Springstone Road, McCordsville, IN 46005. Mr. Sebsema is a citizen of the United States.

         Joe Marsh is a personal manager in the entertainment industry. Mr. Marsh is affiliated with SFX Entertainment, Inc., which has a contract with the Issuer for the presentation of Titanic exhibits throughout the world. Mr. Marsh's address is 605 Southside Drive, Akron, Ohio 44317. Mr. Marsh is a citizen of the United States.

         TAG Acquisition, LLC is a Delaware limited liability company formed, managed and owned by G. Michael Harris. Its principal place of business is 16 Winston Drive, Belleair, Florida 33756.

         Stanley Thomas is a registered principal owner of Corporate Securities Group. His address is 1318 Village Drive, Akron, Ohio 44313. Mr. Thomas is a citizen of the United States.

         During the last five years, none of the Reporting Persons nor any executive officer, director or controlling shareholder of TAG has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, none of the Reporting Persons nor any executive officer, director or controlling shareholder of TAG has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Marsh is filing this Schedule 13D as one of the Reporting Persons for the matters described in Items 4 and 5 and as an Amendment to his Schedule 13D originally filed on or about September 20, 1999 to reflect additional purchases of and rights in the Issuer's securities. See Items 4, 5 and 6.

         Mr. Sybesma is filing this Schedule 13D to reflect open market purchases of the Issuers securities from personal funds which exceed 5% of the outstanding shares and as one of the Reporting Persons for the matters described in Item 4.

         The remaining Reporting Persons are filing this Schedule 13D for the matters described in Item 4.

         ITEM 4. PURPOSE OF TRANSACTION.

         As noted in Amendment No. 1, to Schedule 13D filed on or about October 21, 1998, for Mr. Geller, Mr. Harris and Mr. Joslyn, certain of the Reporting Persons declared the Voting Agreement (as defined therein) null and void and disavowed all their obligations thereunder. Subsequently, Mr. Harris, Mr. Geller and Mr. Josyln reaffirmed the existence and validity of the Voting Agreement and Mr. Harris and Mr. Geller were elected to the Issuer's board of directors. The Voting Agreement terminated by its own terms on August 31, 1999.

         As noted in Amendment No. 1 to the Schedule 13D, filed by Mr. Geller, Mr. Harris and Mr. Joslyn on or about October 21, 1998, these individuals disclosed they were contemplating, or forming part of, a group that intended to acquire additional securities of the Issuer for the purposes of effecting a change in control of the Issuer through a change in the present Board of Directors and management of the Issuer and/or other means.

         The Reporting Persons who are parties to this Schedule 13D desire to remove George H. Tulloch, Allan H. Carlin, Kurt Hothorn, and Paul-Henri Nargeolet as directors of the Issuer. The Reporting Persons intend to consent and seek to solicit the consents and/or proxies of certain holders of the Issuer's securities for the removal of the above identified individuals as directors. A copy of the form of Action by Written Consent is attached as Exhibit "2".

         Immediately upon the removal of Mr. Tulloch, Mr. Carlin, Mr. Hothorn and Mr. Nargeolet as directors, Mr. Tulloch and Mr. Carlin will be removed as officers and Mr. Harris and Mr. Geller will become the officers of the Issuer.

         The consent solicitation is made in reliance upon Rule 14a-2(b)(2), which permits non-registered solicitations of up to ten (10) stockholders to be made without incurring proxy filing and disclosure obligations. Mr. Harris, Mr. Geller and Mr. Joslyn are deemed the solicitors for purposes of forming this group. Mr. Geller has held the voting proxies for Shirley Hill, James Hill and Anne Hill prior to the formation of the group and the Hill proxies were not solicited for the purposes enumerated in this Item 4. The remaining members of this group and individuals who granted proxies to members of this group comprise 10 or less individuals. Rule 14(f)-1 and Section 14(f) of the Exchange Act are not deemed applicable because the consent solicitation is directed at the removal of certain of the existing directors, and not the election of a majority of directors.

         Except as disclosed above and elsewhere in this Schedule, none of the Reporting Persons have formulated any plans or proposals, which relate to or would result in any of the following: (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure; (vi) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (ix) any action similar to any of those enumerated above. However, each of the Reporting Persons may change any of his, her or its current intentions, acquire additional shares of Common Stock, sell or otherwise dispose of all or any part of the Common Stock owned by the Reporting Person or take any other action with respect to the Issuer or any of its securities in any manner permitted by law depending upon future business and financial considerations.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Based on the Quarterly Report on Form 10-Q of the Issuer for the period ended August 31, 1999, as of October 19, 1999, there were 16,187,119 shares of Common Stock outstanding. In the aggregate, the Reporting Persons beneficially own 8,136,630 shares. These share represent 50.26% of the Common Stock outstanding as of October 19, 1999, as reported by the Issuer in its Quarterly Report on Form 10-Q. The Issuer's transfer agent, American Stock Transfer, has reported to Mr. Geller that there are 16,107,309 shares outstanding as of November 23, 1999. The Reporting Persons own 50.5% of the outstanding shares as reported by the transfer agent as of November 23, 1999.

         (b) The following table sets forth the beneficial ownership of shares of the Common Stock by (a) each Reporting Person and (b) each person for whom information is required to be provided pursuant to General Instruction C of
Schedule 13D who beneficially owns any shares of Common Stock. Except as described herein, each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock owned by any of the other signatories. Except as noted below, each person listed below has sole voting and dispositive power over the shares identified below:


                                                        Aggregate No. of Shares
         Name                                        Owned or with Voting Powers
         ----                                        ---------------------------
         Arnie Geller                                         2,502,007                        (1)
         G. Michael Harris                                      125,000                        (2)(4)
         Joe Marsh                                            1,740,979                        (3)
         Jon Thompson                                         2,003,321                        (2)(4)
         John Joslyn                                            117,149                        (5)
         Steven Sybesma                                         900,000
         David Lucas                                            590,850
         TAG Acquisition, LLC                                 1,634,384                        (6)
         Stan Thomas                                            157,324                        (7)

         (1) Mr. Geller personally owns 1,450,000 shares and holds voting proxies for 1,052,007 shares from the following individuals or entities:

                  Financial Group of Kuwait                   488,007
                  Fairline Limited                            200,000
                  John Hill                                    80,000
                  Shirley Hill(*)                              25,000
                  James Hill(*)                                25,000
                  Anne Hill(*)                                234,000
                                                            ---------
                                            Total           1,052,007
                                                            =========

* The proxies from these individuals were granted on May 6, 1998 and were not in order to effectuate the intent of this group for purposes of this Schedule 13D and Rule 14a-2(b)(2).

         (2) Mr. Harris owns 125,000 of his shares in a tenants by the entireties account with his wife. See footnotes 4, 6, Item 5(c) and Exhibit 3, to which reference is hereby made.

         (3) Mr. Marsh acquired approximately 883,950 shares in open market purchases as reported in his Schedule 13D filed on or about October 21, 1999. Since that date Mr. Marsh has acquired approximately 827,029 shares in private transactions. In addition, Mr. Marsh has the beneficial ownership rights to 1,534,384 shares of the Issuer's Common Stock acquired by TAG from Gasparrini, et. al. when such shares are distributed by TAG. See Item 5(c) below. Mr. Marsh is also the holder of a voting proxy for 30,000 shares from J.P. Utsick.

         (4) Jon Thompson is the holder of voting rights to 1,634,384 shares of the Issuer's Common Stock, which were sold to TAG Acquisition, LLC on November 16, 1999. This proxy expires December 25, 1999. TAG Acquisition, LLC is an entity managed and controlled by G. Michael Harris. Mr. Thompson holds voting proxies for an additional 328,937 shares and personally owns 40,000 shares. See
Item 5(c) below.

         (5) Mr. Joslyn holds 15,250 of these shares as co-trustee (together with his wife, Mary Kellogg) of the Kellogg-Joslyn Trust. The remaining 101,899 shares are owned by Westgate Entertainment Corp., a company controlled by Mr. Joslyn.

         (6) TAG Acquisition LLC ("TAG") acquired 1,634,384 shares of Common Stock from William S. Gasparrini, et. al. on November 16, 1999. TAG is managed and owned by Mr. Harris. Mr. Harris disclaims beneficial ownership of the Issuer's shares held of record by TAG because such shares are subject to a voting proxy granted to Jon Thompson which expires December 25, 1999 and the oral agreement of Mr. Harris to distribute the shares to Mr. Marsh and Mr. Sybesma. See Item 5(c) below.

         (7) Mr. Thomas has voting rights over these shares pursuant to pre-existing arrangements with certain of his brokerage customers.

         ITEM 5(C)

         Steven P. Sybesma has acquired approximately 173,880 of these shares during the last 60 days in open market purchases at prices ranging from approximately $2.75 to $3.25 per share. Mr. Sybesma has the right to receive 100,000 shares of Issuers Common Stock when such shares are disbributed by TAG.

         David Lucas has acquired approximately 138,500 of these shares during the last 60 days in open market purchases at prices ranging from approximately $2.75 to $3.25 per share.

         In Joe Marsh's original Schedule 13D, dated on or about October 21, 1999, he reported ownership of 883,950 shares. Since that date, Mr. Marsh has acquired approximately 827,029 shares in private transactions at an average price of $3.00 per share. In addition, Mr. Marsh has the right to beneficial ownership of 1,534,384 shares when such shares are distributed by TAG.

         On November 16, 1999, Tag acquired a total of 1,634,384 shares of the Issuer's Common Stock from William S. Gasparrini, individually and on behalf of certain affiliated entities, for $3.00 a share. These shares are subject to a voting proxy granted to Jon Thompson which expires December 25, 1999. The funds for the purchase of these shares by TAG were provided by Joe Marsh and Steven Sybesma. There is an oral understanding that Mr. Harris will cause TAG to distribute 1,534,384 shares to Mr. Marsh and 100,000 shares to Mr. Sybesma such that all of the Gasparrini shares acquired by TAG will ultimately be owned by Mr. Marsh and Mr. Sybesma. This distribution is expected to occur on or about December 31, 1999.

         Item 5(d).  None.

         Item 5(e).  None

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth in Items 4 and 5, and the Exhibits to this Scheduled 13D, there are no current contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibits

         Exhibit 1.        Joint Filing Agreement among Reporting Persons.

         Exhibit 2. Form of Action by Written Consent of Stockholders to Remove Directors.

         Exhibit 3. Stock Purchase Agreement for acquisition of 1,634,384 shares between William S. Gasparrini, individually, and on behalf of various entities and TAG Acquisition, LLC.

         Exhibit 4.        Form of Proxy granted to Jon Thompson from
                           Gasparrini, et al.

         Exhibit 5. Form of Proxy granted to Arnie Geller from various persons and entities described in Item 5(b).

         Exhibit 6.        Form of Proxy granted to Joe Marsh.

         Exhibit 7. Form of Proxies granted to Mr. Geller from Anne Hill, Shirley Hill and James Hill.

                                 SIGNATURE PAGE

         After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Schedule 13D with respect to such person is true, complete and correct.

Date:  NOVEMBER 26, 1999                     /s/      G. Michael Harris
     ------------------------                -----------------------------------
                                                      G. Michael Harris

Date:  NOVEMBER 26, 1999                     /s/      Amy Harris, TBIE
     ------------------------                -----------------------------------
                                                      Amy Harris, TBIE

Date:  NOVEMBER 26, 1999                     /s/      Arnie Geller
     ------------------------                -----------------------------------
                                                      Arnie Geller

Date:  NOVEMBER 26, 1999                     /s/      Joe Marsh
     ------------------------                -----------------------------------
                                                      Joe Marsh

Date:  NOVEMBER 26, 1999                     /s/      Jon Thompson
     ------------------------                -----------------------------------
                                                      Jon Thompson

Date:  NOVEMBER 26, 1999                     /s/      John A. Joslyn
     ------------------------                -----------------------------------
                                                      John A. Joslyn

Date:  NOVEMBER 26, 1999                     /s/      G. Michael Harris
     ------------------------                ----------------------------------
                                                      TAG Acquisition LLC
                                                      By G. Michael Harris
                                                      its Managing Partner

Date:  NOVEMBER 26, 1999                     /s/      Steven P. Sybesma
     ------------------------                -----------------------------------
                                                      Steven P. Sybesma

Date:  NOVEMBER 26, 1999                     /s/      David Lucas
     ------------------------                -----------------------------------
                                                      David Lucas


Date:  NOVEMBER 26, 1999                     /s/     Stanley Thomas
     ------------------------                -----------------------------------
                                                     Stanley Thomas